First Mining Gold Corp.
(formerly known as First Mining Finance Corp.)

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	September 30,	December 31,
	2018	2017

ASSETS

Current
Cash and cash equivalents	$6,950	$15,400
Accounts and other receivables	250	435
Prepaid expenditures	315	372
Marketable securities (Note 3)	2,651	4,277
Total current assets	10,166	20,484

Non-current
Mineral properties (Note 4)	246,652	239,871
Mineral property investments (Note 5)	4,417	4,417
Property and equipment	708	772
Reclamation deposit	116	116
Other receivables	87	77
Total non-current assets	251,980	245,253

TOTAL ASSETS	$262,146	$265,737

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$478	$1,083

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	274,898	272,501
Warrant and share-based payment reserve (Note 7)	29,671	27,607
Accumulated other comprehensive loss	(5,503)	(4,043)
Accumulated deficit	(37,398)	(31,411)
Total shareholders’ equity	261,668	264,654

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$262,146	$265,737

Subsequent event (Note 12)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

EXPENDITURES (Note 8)
General and administration	$529	$550	$3,541	$5,356
Exploration and evaluation	186	213	597	1,637
Investor relations and marketing communications	244	531	1,561	2,685
Corporate development and due diligence	39	14	405	315
Loss from operational activities	(998)	(1,308)	(6,104)	(9,993)

OTHER ITEMS
Foreign exchange gain (loss)	19	(74)	12	(146)
Other expenses	(3)	(3)	(50)	(87)
Interest and other income	45	91	155	280

Net loss for the period	$(937)	$(1,294)	$(5,987)	$(9,946)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net loss:
Marketable securities fair value loss (Note 3)	(369)	(492)	(1,626)	(2,926)
Items that may be reclassified to net loss:
Currency translation adjustment	(78)	(172)	166	(302)

Other comprehensive loss	(447)	(664)	(1,460)	(3,228)

Total comprehensive loss for the period	$(1,384)	$(1,958)	$(7,447)	$(13,174)

Basic and diluted loss per share (in dollars)	$(0.00)	$(0.00)	$(0.01)	$(0.02)
Weighted average number of shares outstanding – Basic and Diluted	557,942,916	551,764,736	557,259,852	546,053,473

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Nine months ended
	September 30,
	2018	2017
Cash flows from operating activities
Net loss for the period	$(5,987)	$(9,946)
Adjustments for:
Depreciation	157	227
Unrealized foreign exchange loss	12	61
Share-based payments (Note 7(d))	2,640	5,477
Accrued interest receivable and other income	(18)	106
Accrued other expenses	43	77
Operating cash flows before movements in working capital	(3,153)	(3,998)
Changes in non-cash working capital items:
Decrease (increase) in accounts and other receivables	188	(97)
Decrease in prepaid expenditures	5	7
Decrease in accounts payables and accrued liabilities	(23)	(162)
Total cash used in operating activities	(2,983)	(4,250)
Cash flows from investing activities
Property and equipment purchases	(93)	(387)
Mineral property expenditures (Note 4)	(6,303)	(9,611)
Other receivables or payments recovered	-	259
Purchase of marketable securities	-	(1,829)
Cash expended in acquisitions	-	(310)
Total cash used in investing activities	(6,396)	(11,878)
Cash flows from financing activities
Proceeds from exercise of warrants and stock options	920	1,954
Repayments of debenture liability	-	(200)
Repayments of loans payable	-	(461)
Total cash provided by financing activities	920	1,293
Foreign exchange effect on cash	9	(32)
Change in cash and cash equivalents	(8,450)	(14,867)
Cash and cash equivalents, beginning	15,400	33,157
Cash and cash equivalents, ending	$6,950	$18,290

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

				Share-	Accumulated
	Number of			based	other
	common	Share	Warrant	payment	comprehensive	Accumulated
	shares	capital	reserve	reserve	loss	deficit	Total
Balance as at December 31, 2016	539,439,736	$262,876	$15,361	$8,582	$(364)	$(20,227)	$266,228
Shares issued on acquisition of mineral properties	3,000,000	2,613	-	-	-	-	2,613
Shares issued on settlement of debenture liability	4,700,000	3,102	-	-	-	-	3,102
Exercise of options	4,162,617	3,276	-	(1,495)	-	-	1,781
Exercise of warrants	845,263	418	(244)	-	-	-	174
Share-based payments	-	-	-	5,477	-	-	5,477
Loss for the period	-	-	-	-	-	(9,946)	(9,946)
Other comprehensive loss	-	-	-	-	(3,228)	-	(3,228)
Balance as at September 30, 2017	552,147,616	$272,285	$15,117	$12,564	$(3,592)	$(30,173)	$266,201

Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654
Exercise of options (Note 7(d))	364,000	156	-	(100)	-	-	56
Exercise of warrants (Note 7(c))	5,031,300	2,241	(1,377)	-	-	-	864
Share-based payments	-	-	-	3,541	-	-	3,541
Loss for the period	-	-	-	-	-	(5,987)	(5,987)
Other comprehensive loss	-	-	-	-	(1,460)	-	(1,460)
Balance as at September 30, 2018	557,942,916	$274,898	$13,630	$16,041	$(5,503)	$(37,398)	$261,668

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.      NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

The Company is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its materials assets towards production, and to become a mid-tier producer. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2.      BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017 except for the following: the Company has adopted IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) which is effective for annual periods beginning on or after January 1, 2018. The adoption of IFRIC 22 did not have a material impact on the Company’s condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

2.      BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise noted. The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These consolidated annual financial statements were approved by the Board of Directors on November 6, 2018.

3.      MARKETABLE SECURITIES

The movements in marketable securities during the nine months ended September 30, 2018 and year ended December 31, 2017 are summarized as follows:

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	(336)	(1,626)
Balance as at September 30, 2018	$990	$1,661	$2,651

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2016	$5,280	$567	$5,847
Purchases	-	1,829	1,829
Loss recorded in other comprehensive loss	(3,000)	(399)	(3,399)
Balance as at December 31, 2017	$2,280	$1,997	$4,277

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4.        MINERAL PROPERTIES

As at September 30, 2018 and December 31, 2017, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2017	Acquisition	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Currency translation adjustments	Balance September 30, 2018
Springpole	$70,398	$-	$237	$768	$555	$374	$447	$2,381	$-	$72,779
Goldlund	93,807	-	2	700	1,018	522	207	2,449	-	96,256
Hope Brook	18,665	-	121	356	58	73	22	630	-	19,295
Cameron	26,676	-	39	176	48	36	25	324	-	27,000
Pickle Crow	16,496	-	50	64	40	12	18	184	-	16,680
Duquesne	5,053	-	5	4	11	-	1	21	-	5,074
Pitt	2,080	-	-	-	-	-	-	-	-	2,080
Others(1)	2,515	-	2	3	17	6	2	30	-	2,545
Canada Total	$235,690	$-	$456	$2,071	$1,747	$1,023	$722	$6,019	$-	$241,709
Miranda	810	-	48	16	6	-	-	70	27	907
Socorro	782	-	107	3	2	-	-	112	27	921
San Ricardo	969	-	140	1	5	-	3	149	34	1,152
Others(2,3)	922	-	203	11	24	4	2	244	34	1,200
Mexico Total	$3,483	$-	$498	$31	$37	$4	$5	$575	$122	$4,180
USA	698	-	43	-	-	-	-	43	22	763
Total	$239,871	$-	$997	$2,102	$1,784	$1,027	$727	$6,637	$144	$246,652

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Currency translation adjustments	Balance December 31, 2017
Springpole	$68,121	$243	$315	$443	$462	$357	$457	$2,034	$-	$70,398
Goldlund	85,103	1,196	3	581	4,173	2,125	626	7,508	-	93,807
Hope Brook	17,595	-	21	186	397	182	284	1,070	-	18,665
Cameron	26,017	-	38	108	174	300	39	659	-	26,676
Pickle Crow	15,821	180	63	24	313	69	26	495	-	16,496
Duquesne	5,023	-	1	-	23	4	2	30	-	5,053
Pitt	2,074	-	-	-	5	1	-	6	-	2,080
Others(1)	-	2,500	2	-	10	3	-	15	-	2,515
Canada Total	$219,754	$4,119	$443	$1,342	$5,557	$3,041	$1,434	$11,817	$-	$235,690
Miranda	760	-	76	-	24	2	-	102	(52)	810
Socorro	712	-	112	-	8	-	-	120	(50)	782
San Ricardo	829	-	191	-	4	1	3	199	(59)	969
Others(2)	703	-	245	-	23	1	2	271	(52)	922
Mexico Total	$3,004	$-	$624	$-	$59	$4	$5	$692	$(213)	$3,483
USA	703	-	39	-	-	-	1	40	(45)	698
Total	$223,461	$4,119	$1,106	$1,342	$5,616	$3,045	$1,440	$12,549	$(258)	$239,871

(1)

Other mineral properties in Canada as at September 30, 2018 and December 31, 2017 include the mining claims located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).

(2)	Other mineral properties in Mexico as at September 30, 2018 and December 31, 2017 include Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.
(3)

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”). Under the terms of the Option Agreement, Gainey can elect to make either annual share or cash payments to the Company for aggregate consideration of between CAD $900 and CAD $1,015 over the four year option period. In addition, as per the terms of the Option Agreement, Gainey will make annual payments of USD $25,000 from September 2018 to September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property, and Exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas. Upon completion of the four year option period, Gainey obtains 100% ownership interest of Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

5.      MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc., has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. During the period ended September 30, 2018, there was no material change in the fair value of these investments (Note 11).

6.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	September 30,	December 31,
	2018	2017
Accounts payable	$260	$840
Other accrued liabilities	218	243
Total	$478	$1,083

7.      SHARE CAPITAL

a)    Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)    Issued and Fully Paid

Common shares: 557,942,916 (December 31, 2017 – 552,547,616). Preferred shares: nil (December 31, 2017 – nil).

c)    Warrants

The movements in warrants during the nine months ended September 30, 2018 and year ended December 31, 2017 are summarized as follows:

	Number	Weighted
		average exercise
		price
		(in dollars)
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(1,245,263)	0.19
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(5,031,300)	0.17
Warrants expired	(24,445,254)	0.80
Balance as at September 30, 2018	20,216,855	$0.99

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7.      SHARE CAPITAL (continued)

The following table summarizes information about the warrants outstanding as at September 30, 2018:

		Weighted average
Exercise price	Number of warrants	exercise price	Weighted average
	outstanding	(in dollars)	remaining life (years)
$ 0.01 – 0.50	3,341,855	$ 0.42	2.50
$ 0.51 – 1.00	-	-	-
$ 1.01 – 1.50	16,875,000	1.10	0.85
	20,216,855	$ 0.99	1.12

d)    Stock Options

The Company has adopted a stock option plan that allows for the granting of incentive stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSX regulations.

The movements in stock options during the nine months ended September 30, 2018 and year ended December 31, 2017 are summarized as follows:

	Number	Weighted average
		exercise price
		(in dollars)
Balance as at December 31, 2016	24,440,617	$0.67
Granted – February 10, 2017	10,630,000	0.85
Granted – March 13, 2017	250,000	0.95
Granted – September 25, 2017	150,000	0.66
Granted – October 16, 2017	150,000	0.62
Options exercised	(4,162,617)	0.43
Options expired	(850,000)	1.65
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Granted – April 16, 2018	120,000	0.50
Granted – July 20, 2018	50,000	0.43
Options exercised	(364,000)	0.16
Options expired	(2,425,000)	1.15
Balance as at September 30, 2018	37,564,000	$0.68

The weighted average closing share price at the date of exercise for the nine months ended September 30, 2018 was $0.47 (December 31, 2017 – $0.72)

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7.      SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding as at September 30, 2018:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
Exercise	Number of	average	average	Number of	average	average
price	options	exercise price	remaining	options	exercise price	remaining
		(in dollars)	life (Years)		(in dollars)	life (years)
$ 0.01 – 0.50	6,014,000	$ 0.37	1.62	6,014,000	$ 0.37	1.62
$ 0.51 – 1.00	31,550,00	0.74	2.94	31,175,000	0.74	2.94
	37,564,00	$ 0.68	2.74	37,439,000	$ 0.68	2.74

During the nine months ended September 30, 2018, there were 9,745,000 (2017 – 11,030,000) incentive stock option granted with an aggregate fair value of $3,541 (2017 – $5,477), or a weighted average fair value of $0.36 per option (2017 – $0.50) .

Certain incentive stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain incentive stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of incentive stock options granted and total share-based payments expense during the periods. Total share-based payments during the periods ended September 30, 2018 and 2017 was classified within the financial statements as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
Statements of Net Loss:	2018	2017	2018	2017
General and administration	$-	$-	$1,864	$3,400
Exploration and evaluation	-	59	89	1,131
Investor relations and marketing	27	40	459	708
Corporate development and due diligence	-	-	228	238
Subtotal	$27	$99	$2,640	$5,477
Statements of Financial Position:
Mineral properties	13	-	901	-
Total	$40	$99	$3,541	$5,477

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7.      SHARE CAPITAL (continued)

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2018	December 31,
Risk-free interest rate	1.60%	1.45%
Share price at grant date (in dollars)	$0.60	$0.85
Exercise price (in dollars)	$0.60	$0.85
Expected life (years)	5.00	5.00
Expected volatility(1)	74.09%	70.45%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies.

8.      EXPENDITURES

Components by nature of the Company’s functional expenditure categories are as follows:

	For the three months ended		For the three months ended
	September 30, 2018		September 30, 2017
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$147	$6	$143	$-
Depreciation	3	-	16	-
Consultants	5	-	-	-
Investor relations and marketing communications	4	83	-	340
Professional fees	73	-	79	-
Salaries and Directors fees	250	75	198	85
Share-based payments (non-cash) (Note 7(d))	-	27	-	40
Transfer agent and filing fees	18	1	89	-
Travel and accommodation	29	52	25	66
Total	$529	$244	$550	$531

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

8.      EXPENDITURES (continued)

	For the nine months ended		For the nine months ended
	September 30, 2018		September 30, 2017
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$374	$25	$364	$-
Depreciation	7	-	51	-
Consultants	25	-	5	-
Investor relations and marketing communications	7	749	-	1,612
Professional fees	226	-	434	-
Salaries and Directors fees	830	220	612	180
Share-based payments (non-cash) (Note 7(d))	1,864	459	3,400	708
Transfer agent and filing fees	131	8	418	-
Travel and accommodation	77	100	72	185
Total	$3,541	$1,561	$5,356	$2,685

9.      SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at September 30, 2018 and December 31, 2017 is as follows:

Non-current assets	September 30, 2018	December 31, 2017
Canada	$242,409	$236,456
Mexico	4,268	3,560
USA	768	704
Total	$247,445	$240,720

10.    RELATED PARTY TRANSACTIONS

Other than compensation paid or payable to Directors and Officers of the Company, there were no significant related party transactions during three and nine months ended September 30, 2018.

Service or Item	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Directors’ fees	$35	$26	$110	$98
Salaries and consultants’ fees	307	218	1,095	656
Share-based payments (non-cash)	27	41	2,734	4,361
Total	$369	$285	$3,939	$5,115

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11.    FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying values of non-current reclamation deposit and other receivables approximated their fair values. These financial instruments are classified as financial assets at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at September 30, 2018 and was therefore considered to be Level 1.

The carrying value of the mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at September 30, 2018, management concluded that there was no significant change in the fair value of the mineral property investments.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	September 30, 2018			December 31, 2017
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$2,651	$2,651	$-	$4,277	$4,277	$-
Mineral property investments (Note 5)	4,417	-	4,417	4,417	-	4,417
Total	$7 068	$2 651	$4 417	$8 694	$4,277	$4 417

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11.    FAIR VALUE (continued)

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the nine months ended September 30, 2018 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

12.    SUBSEQUENT EVENT

Grant of Stock Options

Subsequent to September 30, 2018, the Company has granted 1,400,000 incentive stock options to the interim CEO, an employee and certain consultants of the Company under the terms of its stock option plan. The stock options have an exercise price of $0.40 per share and are exercisable for a period of five years from the grant date.